                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 NURESCELL INC.
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                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
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                         (Title of Class of Securities)

                                   67057R 20 0
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                                 (CUSIP Number)

                                Lawrence Shatsoff
                       Triton Private Equities Fund, L.P.
                       225 North Market Street, Suite 333
                              Wichita, Kansas 67202
                                 (316) 262-8874
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 22, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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CUSIP NO. 67057R 20 0                                              SCHEDULE  13D

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Triton Private Equities Fund, L.P.

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     Delaware

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               7.   Sole Voting Power
  NUMBER OF         400,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           400,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     400,000 shares
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     12%
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14.  Type of Reporting Person (See Instructions)

     PN

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                      * SEE INSTRUCTIONS BEFORE FILLING OUT
                                  SCHEDULE 13D

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ITEM 1.           SECURITY AND ISSUER.
                  -------------------

                  Title of Class: Common Stock, par value $.0001

                  Issuer: Nurescell Inc. ("Issuer")

                  Address of Principal Executive Offices of Issuer:
                           914 Westwood Boulevard, Suite 809
                           Los Angeles, California 90024

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

                  (a) The reporting person is Triton Private Equities Fund, L.P. ("Triton"). Triton is a Delaware limited partnership. The general partner of Triton is Triton Capital Management, L.L.C. ("TCM"). TCM is a Delaware limited liability company. The members of TCM are John C. Tausche and Lawrence Shatsoff (the "Members").

                  (b) The principal office of Triton is located at 225 North Market Street, Suite 333, Wichita, Kansas 67202. The principal office of TCM is also located at 225 North Market Street, Suite 333, Wichita, Kansas 67202. The business address of each Member is as follows:

                  John C. Tausche - 225 North Market Street, Suite 333, Wichita, Kansas 67202; Lawrence Shatsoff - 39 Hansen Farm Road, North Haven, Connecticut 06473.

                  (c) Triton's principal business is investing directly or indirectly in restricted securities and related derivatives issued by companies meeting its investment criteria. TCM's principal business is to act as the general partner of Triton. The principal employment of each Member and the name, principal business and address of such employer are as follows:

                  John C. Tausche -   Self-employed; 225 North Market Street,
                                      Suite 333, Wichita, Kansas 67202;
                  Lawrence Shatsoff - Self employed; 39 Hansen Farm Road, North
                                      Haven, Connecticut 06473.

                  (d) During the last five years, neither Triton, TCM nor any Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither Triton, TCM nor any Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each Member is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

         Triton presently owns of record no shares of Common Stock of the Issuer. Triton is the beneficial owner of 400,000 shares of Common Stock of the Issuer that are obtainable upon conversion of the $40,000 balance remaining under the Issuer's Convertible Promissory Note dated March 21, 2003, as amended on February 15, 2005 (the "Conversion Shares").

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ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

         Triton intends to review its holdings, if any, with respect to the Issuer on a continuing basis. Depending on its evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, market prices of the

         Issuer's Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), Triton may acquire the Conversion Shares and sell all or a portion of the Conversion Shares.

         Except as provided above, Triton has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D, except that Triton may (i) grant options to certain third parties with respect to the purchase of up to 100,000 of the Conversion Shares after they are acquired by Triton and (ii) agree with the Issuer to limit Triton's disposition of the Conversion Shares . Triton may, at any time and from time to time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  (a) At the present time, Triton owns of record no shares of Common Stock of the Issuer. If Triton acquired the Conversion Shares, at the present time those shares would comprise approximately 12% of the Issuer's outstanding shares of Common Stock (the only class of equity securities presently outstanding).

                  (b) Upon any acquisition of the Conversion Shares, Triton will hold sole voting and dispositive power with respect to such shares.

                  (c) Except as described above, Triton has engaged in no transactions with respect to the Issuer's Common Stock in the past sixty days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------

         Except as listed in Item 7 of Amendments Nos. 1 and 2 to the Schedule 13D previously filed by Triton, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between Triton and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: May 9, 2005

                                        Triton Private Equities Fund, L.P.

                                        By: Triton Capital Management, L.L.C.,
                                            General Partner

                                        By: /s/ LAWRENCE SHATSOFF
                                            ----------------------------------
                                            Lawrence Shatsoff, Member


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